EXHIBIT 12.1

ANWORTH MORTGAGE ASSET CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands, except ratios)

Computation of ratio of earnings to combined fixed charges and preferred stock dividends:

	Year Ended December 31,
	2009	2008	2007	2006	2005
Fixed charges(1)	$115,707	$181,324	$224,884	$202,037	$131,099
Preferred stock dividends	5,906	5,928	4,749	4,044	3,901

Combined fixed charges and preferred stock dividends	$121,613	$187,252	$229,633	$206,081	$135,000

Fixed charges	$121,613	$187,252	$229,633	$206,081	$135,000
Income (loss) from continuing operations	130,234	55,049	(5,178)	(11,441)	22,275

	$251,847	$242,301	$224,455	$194,640	$157,275

Dollar amount of deficiency	$—	$—	$(5,178)	$(11,441)	$—

Ratio of earnings to combined fixed charges and preferred stock dividends	2.07	1.29	0.98	0.94	1.17

(1)	Fixed charges consist of interest expense on all indebtedness.